JACKSON L. MORRIS

Attorney at Law
Admitted in Florida and Georgia (inactive)
September 13, 2010
By the EDGAR system

Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Attn:  Sirimal Mukerjee

Re	Non public correspondence
Bella Petrella’s Holdings, Inc.
Registration Statement on Form S-1
File No. 333-169145
Filed September 2, 2010

Ladies and Gentlemen:

Thank you for the advice by telephone that the above referenced filing will be reviewed by the staff.  I look forward to receiving comments.

I am sending this correspondence to submit supplementally for your convenience the appraisal report referenced on page 13 of the registration statement under the caption “Push Down Accounting”.

The appraisal report is included with this letter as an attachment.  The attachment has been scanned to MSWord from a portable document file or paper copy, and then manually “cleaned up”.  This process has eliminated a graphic cover sheet and may have introduced misspellings, spacing, line and paragraph breaks that do not conform to the original.

If you would like to receive an original portable document file (pdf) version of this report, I will be pleased to provide it.

Very truly yours,

/s/ Jackson L. Morris

Jackson L. Morris

cc:  Kenneth Shartz, President
       Bella Petrella’s Holdings, Inc.

Attachment:

3116 West North A Street ® Tampa, Florida  33609-1544 ® 813–874–8854 ® Cell 813–892–5969
Fax 800–310–1695  ®  e-mail: jackson.morris@verizon.net; jackson.morris@rule144solution.com
www.Rule144Solution.com

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

June 25, 2010

Robert Dollar
JVW Entertainment, Inc.
PO Box 1149
Lithia, Florida 33547

Dear JVW Entertainment, Inc.,

The enclosed valuation report has been developed for your exclusive and confidential use.  Highland Global (HG) has been retained by JVW Entertainment, Inc. (the Client) to determine the fair market value of the 9,761,000 shares of Bella Petrella's Holdings, Inc. (the Company) that were acquired by the Client as of March 19, 2010 for financial reporting.

The definition of fair market value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under a compulsion to buy or to sell and both having reasonable knowledge of all relevant facts.

In preparing our business valuation report, we have relied upon historical financial information provided to us by management of Bella Petrella's Holdings, Inc.   This financial information has not been audited, reviewed, or compiled by us and accordingly we do not express an opinion or any form of assurance on this financial information.

Our report is based on historical and prospective financial information provided to us by management and/or other third parties. Users of this valuation report should be aware that business valuations are based on future earnings potential that may or may not materialize. Therefore, the actual results achieved during the projection period will vary from the projections used in this valuation, and the variations may be material. The accompanying report discusses the assumptions and limiting conditions that apply to this opinion of value and are integral to the understanding of the opinion.

Based upon our study and analytical review procedures outlined in the following restricted use valuation report, in our opinion, a reasonable estimate of the fair market value of the 9,761,000 shares of Bella Petrella's Holdings, Inc. acquired by the Client as of March 19, 2010 as set forth in the following table is $340,000 (Three Hundred Forty Thousand Dollars).

Conclusion Of Total Value	574,700
Total Shares Outstanding	16,505,600
Value Per Share	0.03
Number Of Shares Being Valued	9,761,000
Value of Interest Appraised	339,863

Rounded	340,000

Highland Global -- Page 2

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Furthermore, as the Company did not have any material tangible assets at the valuation date, the value estimate arrived herein would equate to the value of the goodwill associated with the acquired interest.   The value of the goodwill could be further allocated to the acquired Company’s recipes and the agreement not to compete dated March 5, 2010 between the Company and Joseph M. Petrella, Jr. (We express no opinion as to the ability to enforce this particular non-compete agreement.)

As any willing buyer contemplated by a fair market value standard or a fair value standard would in all likelihood require a similar non-compete agreement to protect the value of the intangible assets acquired and as restrictive non-compete agreements are typical in nearly all business acquisitions of this nature, it is our opinion that the value of the goodwill would be attributed solely to the Company’s recipes.   In addition, while there is a possibility that the seller could at some point begin a similar business, it is our opinion that such a venture would require considerable time and investment in order to effectively  compete  or  damage  the  Company’s  revenue  generating  capacity  as contemplated by the discounted cash flow projections.   Further, the existence of a consulting agreement with the Company and continued ownership interest in the Company post-acquisition would seem disincentives to break the non-compete and begin competing with the Company.  As such, we believe the probability is low that the seller would engage in this activity.  Thus, we would attribute no value to the agreement not to compete and all of the goodwill to the Company’s recipes.

Our opinion of value is subject to the assumptions and limiting conditions set forth in this report.

Respectfully submitted,

/s/ Robert M. Clinger III

Robert M. Clinger III  CBA, AVA, LIFA
Managing Director, Highland Global

Highland Global -- Page 3

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

CERTIFICATION OF APPRAISER

I certify that to the best of my knowledge and belief:

•	the statements of fact contained in this report are true and correct.

•
the reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions and are my personal, impartial, and unbiased professional analyses, opinions, andconclusions.

•	I have no present or prospective interest in the property that is the subject of this report, and I have no personal interest with respect to the parties involved.

•	I have no bias with respect to the property that is the subject of this report or to the parties involved with this assignment.

•	my engagement in this assignment was not contingent upon developing or reporting predetermined results.

•
my compensation for completing this assignment is not contingent upon the  development or reporting of a predetermined value or direction in value that  favors the cause of the Client, the amount of the value opinion, the attainment of a stipulated result, or the occurrence of a subsequent event directly related to the intended use of this appraisal.

•
my analyses, opinions, and conclusions were developed and this report has been prepared in conformity with the National Association of Certified Valuation  Analyst  Professional  Standards  and  the  Institute of  Business Appraisers Professional Standards for conducting and reporting on business valuations.

•	no one provided significant business appraisal assistance to the person signing this certification.

•	I have not made a personal inspection of the subject property.

Highland Global -- Page 4

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Authorized reports will be signed in black.   Copies not bearing such authentication are unauthorized, invalid and incomplete.

/s/ Robert M. Clinger III

Robert M. Clinger III   CBA, AVA, LIFA
Highland Global

Highland Global -- Page 5

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

PURPOSE, STANDARD, & PREMISE OF VALUE

This valuation is being conducted for purposes related to financial reporting.

The definition of fair market value is the price at which the property would change hands between a willing buyer and a willing seller, neither being under a compulsion to buy or to sell and both having reasonable knowledge of all relevant facts.

Although valuation is a range concept, current valuation theory suggests that there are three basic ―levels‖ of value applicable to a business or business interest. The levels of value are respectively:

Controlling interest: the value of the enterprise as a whole.

As if freely tradable minority interest: the value of a minority interest, lacking control, but enjoying the benefit of market liquidity.

Non-marketable minority interest: the value of a minority interest, lacking both control and market liquidity.

This valuation of the goodwill of the Company is prepared on a control basis.

SUMMARY DESCRIPTION OF THE ASSIGNMENT

SPECIFICS
Highland Global, LLC has been retained by JVW Entertainment, Inc. to estimate the fair market value of the goodwill of Bella Petrella's Holdings, Inc. as of March 19, 2010 for financial reporting. Bella Petrella's Holdings, Inc. is a Florida corporation headquartered at 17006 Madres-De-Avila, Tampa, Florida 33613.   The Company has developed a line of pasta sauces and salsas for commercial distribution in grocery stores, online, and gourmet shops.

STANDARD OF VALUE

Fair market value is defined as: The price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and both have reasonable knowledge of the relevant facts [International Glossary of Business Valuation Terms].

The definition of fair market value for this appraisal includes the following assumptions:

1.	the parties are ready and able as well as willing;
2.	the hypothetical buyer is prudent but without synergistic benefit; and
3.	the business will continue as a going concern and not be liquidated.

Highland Global -- Page 6

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Hypothetical Buyer

The buyer under fair market value is, except under rare circumstances, considered to be a ―financial‖ buyer and not the ―strategic‖ buyer inherent in the investment value standard. This excludes the buyer who, because of other business activities, brings some ―value adding‖ benefits to the company that will enhance the company being valued and/or the buyer’s  other  business  activities.  This also  excludes  buyers  who  are  already  a shareholder, creditor, or related or controlled entity which might be willing to acquire the interest at artificially high or low prices due to considerations not typical of the motivation of the arms-length financial buyer.

Hypothetical Seller

The seller in the fair market value appraisal process is also hypothetical and is, therefore, imbued with knowledge of the relevant facts  [i.e. the influences on value exerted by the market, the risk and value drivers specific to the entity valued, and the investment characteristics  applicable  to  the  subject  interest’s  degree  of  control,  degree  of marketability, and other investment characteristics].

FAIR MARKET VALUE VS. INVESTMENT VALUE

For the reasons stated above, this appraisal will proceed only with respect to fair market value. Nothing in this report should be considered as opinion of an investment value reflecting the synergies applicable to any specific prospective strategic acquirer.

VALUATION STANDARDS

This valuation has been prepared in accordance with Internal Revenue Service Revenue Ruling 59-60, which provides guidelines created by the IRS for valuing privately held companies.  With respect to those factors that the IRS deems fundamental in determining the value of a privately held company, Section 4.01 of Revenue Ruling 59-60 states the following:

It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all- inclusive are fundamental and require careful analysis in each case:

(a)	The nature of the business and the history of the enterprise from its inception.
(b)	The economic outlook in general and the condition and outlook of the specific industry in particular.
(c)	The book value of the stock and the financial condition of the business.
(d)	The earning capacity of the company.

Highland Global -- Page 7

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

(e)	The dividend-paying capacity.
(f)	Whether or not the enterprise has goodwill or other intangible value.
(g)	Sales of the stock and the size of the block of stock to be valued.
(h)	The market price of stocks of corporations engaged in the same or a similarline of business having their stocks actively traded in a free and open maket, either on an exchange or over-the-counter.

In order to estimate the value of the subject, careful consideration has been given in this report to the factors previously outlined.

DATE OF VALUATION

The effective date of this appraisal is March 19, 2010 (―the valuation date‖). Only information available (known or knowable) as of the valuation date is considered. The report date is June 25, 2010.

SCOPE OF THE ENGAGEMENT

You, the Client and/or the Company, individually or collectively, have represented and warranted to Highland Global (HG) that all information and documentation provided to us, whether written or spoken, is true, correct and complete to the best of your knowledge and belief.  Furthermore, you have represented that you have disclosed all issues related to litigation, regulatory compliance, environmental hazards, and limitations on articles, bylaws, or agreements, pending or in place among the parties or involving any third parties, which would have a material impact on the value or transferability of the interest being valued. We are authorized to rely on such information and documentation without independent investigation or corroborative procedure as being a materially accurate and fair representation of the financial status and activities of the Company.

In the preparation of this valuation report, HG relied on financial statements and other information supplied by the Company and its representatives who warranted that the information they supplied was complete and accurate to the best of their knowledge.  The Company and its representatives also warranted that the financial statement information fairly reflects the Company’s financial conditions and operations in accordance with generally accepted accounting principles, unless otherwise stated.   This information has been  accepted  as  correct  without  further  verification. Determining  any misrepresentations, fraud, deviations from generally accepted accounting principles, errors or other irregularities is beyond the scope of HG’s assignment as set forth in the engagement letter between HG and the Client.

Tax-oriented considerations are outside the scope of HG’s services for this valuation. The purpose of this valuation is to estimate the fair market value of the Subject Interest. This valuation is not intended to give any specific legal or tax advice or opinion.   HG assumes no responsibility for legal or tax matters associated with the estimate of value set forth in this report.

Highland Global -- Page 8

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

HG’s research was limited to what was deemed adequate and reasonable, as it would be impossible to exhaust all possible sources of research.

LEVEL OF REPORTING

Our valuation is being presented in the form of a Summary Restricted Use Appraisal Report pursuant to the Standards Rule 10-2 of the Uniform Standards of Appraisal Practice 2010 - 2011 (USPAP). Such report is also classified as a Letter Report as defined by the Institute of Business Appraisers - 4.0/4.1. The scope of the valuation analysis for Letter Form report is identical to the scope for a self-contained appraisal report (or Appraisal Report). With respect to a Letter Report, the IBA states:   By its nature, the Letter Form report is an instrument of brevity. It contains at least a summary of the material factors that led to its conclusions, but is usually intended by the parties to reduce the normal appraisal burden of writing a comprehensive report and thereby allow the client to realize some economic benefit. However, the appraiser is still required to perform materially the same investigation and analysis as would be required for a comprehensive formal report and maintain in the file the work papers necessary to support the conclusions stated in the letter report.

Thus, it is important to understand that our opinions and conclusions set forth in this report may not be understood properly without additional information contained in our file. Communicating our opinion of value for the Company through a restricted use appraisal report allows us to more cost effectively provide you with our opinion of value without incurring the additional time and costs associated with preparation of a self contained full appraisal report.

SOURCES OF INFORMATION

HG relied on numerous resources in the preparation of this appraisal.   The sources of information used or consulted include but are not limited to:

•	The internal financial statements for the Company for the period ending March 31, 2010 as well as projections for 2010-2013.
•	The Valuation Questionnaire provided to the Company and the Client by HG and completed by the Company and/or the Client.
•	Supplemental information pertaining to the Company as provided by management of the Company and/or its representatives or advisors and/or the Client.

•	Industry financial information obtained from the IRS Corporate Ratios data and/orRMA Annual Studies.

•	Transaction data from the Institute of Business Appraisers Transaction Database

Highland Global -- Page 9

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

•	Stocks, Bonds, Bills, & Inflation Valuation Edition 2009 Yearbook, Chicago: Ibbotson Associates, Inc. 2009.

•	IRS Revenue Ruling 59-60, 1959-1 CB 237—Internal Revenue Code Section 2031.

•	Pratt, Shannon P., Robert F. Reilly, and Robert P. Schweihs. Valuing a Business, The Analysis and Appraisal of Closely Held Companies, 4th ed. New York: McGraw-Hill, 2000.

SIGNIFICANCE OF LIMITING CONDITIONS

The limiting conditions included herein are an integral part of this valuation.  The reader is encouraged to review the assumptions and limiting conditions in order to gain a full understanding of the valuation estimate arrived in this report.   In addition, the reader is encouraged to read the entire text of this report, as a number of assumptions and limiting conditions are included throughout.   Failure by the reader to do so may result in erroneous conclusions regarding this report and the inability to fully understand the process used to arrive at the valuation estimate included herein.

Highland Global -- Page 10

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

COMPANY SPECIFICS

HISTORY AND OPERATIONS

Bella Petrella's Holdings, Inc. was formed in July 2009 by Joseph Petrella as a holding company for the Company’s proprietary recipes for pasta sauces and salsas.   Bella Petrella’s Sauces and Salsas are all natural with no MSG or preservatives. During the cooking process, Bella’s removes 98% of the acidity that gives customers heartburn and acid reflux, giving the Company’s product a competitive advantage over rivals. The products are also filled at 204° to insure quality jar packing.

COMPANY OWNERSHIP

The Company is a Florida corporation that prior to the acquisition was majority owned by the Petrella family.   On March 19, 2010, JVW Entertainment, Inc. acquired 9,761,000 shares of the 16,505,600 shares outstanding, representing 59% of the total shares outstanding.   As a result of the acquisition, JVW Entertainment, Inc. owned 13,424,500 at the valuation date or 81.33% of the Company.

MANAGEMENT AND EMPLOYEES

The Company as of the valuation date did not have any employees.   Further, the only asset of the Company was the collection of recipes/intellectual property of the Company.

CONTINGENT LIABILITIES

The Company’s management has indicated that there are no contingent liabilities as of the valuation date.

Highland Global -- Page 11

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

FINANCIAL ANALYSIS

PURPOSE OF SECTION

This section of the valuation report will examine the past and present financial condition and performance of the Company in order to assess financial risk.   The analysis of the Company’s performance may reveal trends that could have a material impact upon the Company’s earning capacity and, therefore, its valuation.   The results of the financial analysis in conjunction with other factors that may impact the business will be considered in the valuation of the Company in a later section.

ANALYSIS OF THE UNADJUSTED INCOME STATEMENTS

As part of our analysis of Bella Petrella's Holdings, Inc., we analyzed the business's unadjusted income statements for the first quarter ended March 31, 2010. The exhibit below presents the business's income statements for that period.

Mar 2010

Revenues less Discounts and Allowances	17,106
Cost of Goods Sold	11,974
Gross Profit	5,132
Operating Expenses
Depreciation/Amortization	-
Officers' Compensation	-
Operating Lease and Rent	-
Salaries & Benefits	-
Advertising	-
Office Expense & Utilities	600
Travel & Entertainment	1,134
Consulting Fees	-
Insurance	731
Legal & Professional	-
Repairs & Maintenance	1,868
Other	2,000
Total Operating Expenses	6,333
Operating Profit	(1,201)
Other Income/Expenses
Interest Expense	-
Other Income	-
Other Expense	-
Income Before Taxes	(1,201)
Income Taxes	-
Net Income	(1,201)

Highland Global -- Page 12

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

DISTRIBUTIONS

Management has indicated the Company does not have a formal policy regarding distributions.

GOODWILL OR OTHER INTANGIBLE VALUE

Goodwill is usually associated with intangibles such as customer relationships, valued business name and reputation, employee relations, recipes, or other factors that would enable the Company to achieve higher than normal financial performance in the future. This will be determined in the course of the overall valuation of the business.

Highland Global -- Page 13

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

VALUATION OF THE SUBJECT

GENERAL BACKGROUND

The economic value of a business is derived from the entity’s ability to produce economic benefits for its owners. In theory, the value of an ownership interest in a business is dependent upon the future economic benefits that will accrue to that interest. This concept emphasizes the fact that the value of a business interest is not based directly on the past, or even present performance, but is based on expected future performance. This is known as the Principle of Future Benefits, which states, ―economic value reflects anticipated future benefits.

Another concept that underlies the valuation process is the fact that in the open market, each potential buyer and seller has alternatives to consummating a transaction involving a given company. This guideline is known as the Principle of Substitution, which states, ―the value of something tends to be determined by the cost of acquiring an equally desirable substitute.‖

In application of these principles, business  valuation methodology is generally categorized into three broad approaches:

1.	Asset-based
2.	Market-based
3.	Income-based

Within each of these three approaches, there are different methods for determining value. The choice of valuation approaches and methods to be used in a given appraisal assignment is a judgment made by the appraiser. The appraiser’s choice of methods is determined by the characteristics of the business to be valued. The methods selected and rejected are described in the following sections.

HIGHEST AND BEST USE

It is an axiom of business valuation that business value is estimated in anticipation of its being deployed in its highest and best use. This can be defined further as ―the legally permissible and reasonably feasible present use, or series of future uses, that will result in the greatest economic benefit to the owner of the property.‖ In many cases, the highest and best use of property corresponds to its existing use. However, this is not always true.

In the subject valuation we have given due consideration to the issue of highest and best use of the assets and have concluded that a continuation of their present use best meets that definition. Our value conclusion is based on that premise.

Highland Global -- Page 14

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

VAULATION METHODS REJECTED

Asset Approach Methodologies

Book Value Method

The book value method is an accounting based value that is calculated by subtracting the book value of total liabilities from the book value of total assets. This method takes as fact that the underlying assets are the driving factor in the valuation of the company and that the fair market value is approximated by the book value.

The book value methodology was rejected for determining the value of Bella Petrella's Holdings, Inc. because our review indicates that the value of the enterprise is driven by the intangible assets themselves.  As the Company has no other assets than its recipes, the value of the enterprise is, in essence, the value of these intangible assets.

Liquidation Value Method

Liquidation value is the value of the business's assets minus liabilities valued as if they were to be sold in an orderly, piecemeal manner. We rejected the method as an accurate indicator of its fair market value as of March 19, 2010 due to the fact that the business was a going concern at that date.

Income Approach Methodologies

Capitalization of Excess Earnings Method

The capitalization of excess earnings method develops a value by blending pieces of the asset approach and the income approach. During Prohibition in the 1920’s, this method was introduced to estimate the intangible value of breweries and distilleries lost as a result of enacting Prohibition laws. The US Treasury Department, in Appeals and Review Memorandum 34, established the methodology. Its current version is found in Revenue Ruling 68-609. This method may appear simple, but it is easy to misuse.

The primary methodology adds the present value of the excess portion of a benefit stream over the normal benefit stream provided by the assemblage of the assets to the fair market value of those assets generating the benefit stream. Capitalization of excess earnings requires estimates of the adjusted net asset value, ongoing benefit stream, normal benefit stream return and a capitalization rate.

We rejected this method as an appropriate method to value Bella Petrella's Holdings, Inc. because there were better methods available to estimate the company's fair market value.

Highland Global -- Page 15

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Market Approach Methodologies

Publicly-Traded Guideline Companies Methods

In the valuation of Bella Petrella's Holdings, Inc., we considered using valuation ratios derived from publicly-traded guideline companies. However, we rejected using the public company guideline method due to the disparity in the size, product mix, geographic location, and capital structure between the publicly-traded guideline companies and Bella Petrella's Holdings, Inc.

VAULATION METHODS ACCEPTED

In determining the fair market value of Bella Petrella's Holdings, Inc. as of March 19, 2010, it is our opinion that the primary methods to be used are the capitalization of earnings method under the income approach, the discounted cash flow method under the income approach, and the direct market data method using the Price to Revenue multiple under the market approach.

Income Methods of Valuation
Capitalization of Earnings Method
Conceptual Basis

The capitalization of earnings method values the business based on an expected stream of earnings (cash flow) capitalized by a risk-adjusted rate of return. A capitalization of earnings method is used primarily to value businesses whose earnings are expected to remain stable and whose value is based on its projected earnings stream. The steps involved in using the capitalization of earnings method are:

1.	Estimate the business's pro-forma sustainable earnings.
2.	Determine the appropriate capitalization rate.
3.	Capitalize the sustainable earnings into an operating value.
4.	Adjust for non-operating assets and/or liabilities, premiums and discounts to determine the fair market value for the entity at the date of valuation.

Sustainable Pro-Forma Earnings to be Capitalized

In order to estimate the business's fair market value using the capitalization of earnings method, it is necessary to determine Bella Petrella's Holdings, Inc.'s sustainable ongoing capacity or earnings base as of the date of valuation. The first step, adjusting the historical income statements to a normalized state, was completed in a previous section of this appraisal report. The second step, developing a proxy of future earnings is presented in the following table.

Highland Global -- Page 16

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

The projected financial performance for the twelve months ending March 2011 based on the first quarter 2010 performance and the existing relationships in place were considered in developing the following proxy of future performance, designed to represent the Company’s ongoing potential performance with its existing relationships and in the absence of mass distribution.  The calculations are presented in the following schedule.

Highland Global -- Page 17

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

After Tax Earnings	Mar 2011

Revenues less Discounts and Allowances	311,000
Cost of Goods Sold	202,000
Gross Profit	109,000
Operating Expenses
Depreciation/Amortization	-
Officers' Compensation	50,000
Operating Lease and Rent	-
Salaries & Benefits	-
Advertising	10,000
Office Expense & Utilities	7,200
Travel & Entertainment	-
Consulting Fees	-
Insurance	1,000
Legal & Professional	1,000
Repairs & Maintenance	2,000
Other	8,000
Total Operating Expenses	79,200
Operating Profit	29,800
Other Income/Expenses	-
Interest Expense	-
Other Income	-
Other Expense	-
Income Before Taxes	29,800
Income Taxes25,300	-
Net Income	29,800
Adjusted EBT	29,800
Less State Income Taxes	-
Sub-Total	29,800
Less Federal Taxes (From Below)	4,470
Ongoing Capacity	25,330

Selected Ongoing Capacity	25,330

FEDERAL TAX CALCULATION

Taxable	Times
Income	Tax Rate	Tax

29,800	15.0%	4,470
-	25.0%	-
-	34.0%	-
-	39.0%	-
-	34.0%	-
-	35.0%	-
-	38.0%	-
-	35.0%	-
29,800	4,470	-

Highland Global -- Page 18

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Selection of an Appropriate Capitalization Rate

In finance, a discount rate is the rate of return required by an investor in a specific investment that reflects a risk premium over the risk free rate.   The risk premium represents the incremental rate of return demanded by investors to compensate for the risk associated with the investment opportunity being contemplated.  The formula for the discount rate and capitalization rate is as follows:

Discount Rate = Risk Free Rate + Risk Premium

Capitalization Rate = Discount Rate - Long-Term Sustainable Growth Rate

For the valuation of the Company, the discount rate represents the rate of return required to attract the willing financial buyer and seller underlying the fair market value standard. The level of return that would be desirable for the hypothetical buyer to make the investment in the business and the price indicated by that rate of return which would be motivation for the hypothetical seller to sell the business may vary amongst specific parties.  The appraiser in the valuation must determine the rate that is acceptable to both parties, neither of whom are under any compulsion and both of whom possess knowledge of the relevant facts under the fair market value standard.   As such, the appraiser must present to the willing buyer and the willing seller the relevant facts in understanding why the selected rate is fair and reasonable for both parties.

In determining the appropriate discount rate, the appraiser must recall that, under the definition of fair market value, the willing buyer is a financial buyer rather than a strategic buyer.   As such, the willing buyer is not motivated by any synergies or other strategic gains through the consummation of the acquisition.   The willing buyer is not a current shareholder, creditor, competitor, etc. who may be willing to transact at a price that is higher or lower than that of an arms-length transaction by a financial buyer.  These assumptions are critical in determining the estimate of value using the fair market value standard.

The discount rate is built by summing up the following factors; the risk-free rate of return, the common stock equity risk premium, the smaller size premium, the industry risk premium and the company specific premium.

The risk-free rate of return includes the investors' required rate of return for the ―riskless‖ use of their funds and a factor for inflation. The rate of return earned on long term U.S. Government bonds is considered a good proxy for the risk-free rate of return. As of March 19, 2010, the date of valuation, the rate of return on a twenty-year U.S. Government Treasury Bond was approximately 4.5%. Therefore, the risk-free rate of return is 4.5%.

The common stock equity risk premium return is the additional rate of return required by investors in the market to compensate them for the additional risk in investing in a stock security as compared to a long term U.S. Government security. In the Ibbotson Associates' Stocks, Bonds, Bills and Inflation Yearbook, it is shown that, between 1926 and 2009,  the  average  total  returns  earned  on  large  corporate  stocks  has  been approximately 6.7% higher than the average total annual returns for long term U.S.

Highland Global -- Page 19

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Government bonds. Therefore, in developing a discount rate, we added an equity risk premium of 6.7% to the risk-free rate of return.

The same Ibbotson Associates' study indicates that the smallest stocks traded on the New York Stock Exchange (defined as the lower 10th decile, specifically 10z) earned an additional 12.1% premium over the larger stocks traded on the exchange. This small stock premium was added to the risk-free rate of return and the equity risk premium. In the Ibbotson Associates' Stocks, Bonds, Bills and Inflation Yearbook, the risk of doing business in a particular industry has been calculated using a beta methodology on public companies to determine the risk that a particular industry has. This risk can be greater than the market as a whole (a plus number) or the risk can be less than the market as a whole (a negative number). According to Ibbotson Associates, the industry risk premium is -3.5%, therefore, we included this amount in the buildup of the discount rate.

Investing in a closely-held business involves additional elements of risk which must be compensated by offering a higher rate of return. The additional risk may be from specific risks associated with the company itself. Although there is little empirical evidence to assist the appraiser in determining this subjective risk premium, we have considered the following factors:

1.	The business's financial ratios.
2.	The long term outlook and stability of the subject company's industry.
3.	The depth of the subject company's management and the importance of key personnel.
4.	The degree of competition for the subject business's revenues.
5.	The historical trend in the subject company's earnings, margins, and financial structure.
6.	The geographic region the subject company conducts business in.
7.	The diversification of the subject company’s product line and customer base.

After considering the aforementioned factors, it is our opinion that the subjective risk premium for Bella Petrella's Holdings, Inc. should be approximately 5%.  We added a 1% premium each for lack of managerial depth and the importance of key personnel in the Company and the attending risk should the current owners become incapacitated.   We also added a 1% risk premium each for diversification of product line and stability of the industry/competition in the industry.   Finally, we added a 1% premium for the risk associated with the Company’s earnings stability.   The other factors discussed above were considered but were determined not to materially increase the specific risk of the Company.   Therefore, no increase in the specific company risk premium was made for the other factors.

The discount rate developed in the previous section utilizes public company data that results in a rate of return applicable to free cash flows, representing the actual discretionary dividend paying capacity of the business after all other calls on the cash including capital expenditures, working capital needs, reduction in principal on long-term

Highland Global -- Page 20

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

debt, etc.  The discount rate for cash flow to equity, therefore, needs to be adjusted upward to reflect the increased risk associated with net income as the earnings stream.

Studies indicate that the appropriate adjustment to convert net cash flow rates to non net cash flow or net income rates may be estimated between 0% and 6%.  We selected a 6% premium to apply to the Company to account for the variability between after tax net cash flow and after tax net income.

In order to calculate a capitalization rate, it is necessary to subtract the company's expected long term growth rate in earnings from the discount rate. Based on the national economy and the industry, it is our opinion that the business's long term growth rate in earnings will not exceed 3.0%, nominal.

The result of subtracting the business's expected long term growth rate in earnings from the discount rate is a capitalization rate of 27.8%. This capitalization rate is, by definition, for the next year's earnings.

Cost of equity
Risk-free Rate of Return		4.5%
Common Stock Equity Risk Premium		6.7%
Small Stock Risk Premium		12.1%
Plus/Minus Industry Risk Premium		-3.5%
Company Specific Premium
Depth of Management	1.0%
Importance of Key Personnel	1.0%
Stability of Industry	1.0%
Diversification of Product Line	1.0%
Diversification of Customer Base	0.0%
Diversification/Stability of Suppliers	0.0%
Geographic Location	0.0%
Stability of Earnings	1.0%
Earnings Margins	0.0%
Financial Structure	0.0%
Total Company Specific Premium		5.0%
Adjust from Cash Flow Rate to After Tax Earnings Economic Stream		6.0%
Total Cost of Equity			30.8%
Less Sustainable Growth			3.0%
Next Year Capitalization Rate			27.8%

Capitalize the Pro-Forma Earnings
The following exhibit summarizes the calculation of the business's fair market value using the capitalization of earnings method.

Adjusted After Tax Earnings	25,300
Divide By
Capitalization Rate	27.8%
Sub-Total	91,007
Less Marketability Discount	20.0%
Indicated Value	72,806

Selected Value	72,800

Highland Global -- Page 21

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

The shares in the Company are not traded on a free and open market. The data used to determine the discount rate is derived from shares that are actively traded. The degree of marketability, therefore, is significantly different. As such, a discount to reflect the relative lack of marketability of the Company will be needed. This will be addressed in a later section.

Discounted Cash Flow Method
Conceptual Basis

The discounted cash flows analysis is an income method to valuation wherein the total fair market value of the business entity is calculated by discounting projected future cash flows back to the date of valuation. At the end of the projection period, a residual or terminal value is calculated and discounted to its present value at the date of valuation. The theory behind the discounted cash flows method is that an entity's value is equal to the present value of its expected future cash flows. It is used primarily when a business's short-term growth of the projected earnings stream is not expected to equal its expected long term growth rate and when a business's earnings and/or cash flows are the primary factors of value.

The steps involved in a discounted cash flows analysis are as follows:

1.	Develop the pro-forma ongoing capacity base to be used for the projected cash flows.
2.	Develop the method to be used to project future earnings or cash flows.
3.	Develop a risk adjusted discount rate.
4.	Discount to the date of valuation the projected cash flow streams using the discount rate.
5.	Capitalize the terminal year's projected income into a residual value using the discount rate less the terminal growth rate.
6.	Discount the residual value to its present value as of the date of valuation.
7.	Sum the present values of the discounted cash flows and residual value.
8.	Adjust for non-operating assets and/or liabilities, premiums and discounts to determine the fair market value for the entity at the date of valuation.

Pro-Forma Base

In order to estimate the business's fair market value using the discounted cash flows method, it is necessary to determine Bella Petrella's Holdings, Inc.'s cash flow base as of the date of valuation. The first step, adjusting the historical income statements to a

Highland Global -- Page 22

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

normalized state, was completed in a previous section of this appraisal report. The second step, developing a forecast of future earnings is presented in the following table and is based on actual forecasts and/or guidance provided by management of the Company which  presumes  the  ability  to  obtain  distribution  through  Publix  and  Kroger supermarkets.  We have selected net income after tax as the economic income stream to serve as a proxy of net cash flow to equity to be used in the discounted cash flow model. Discounting net income after tax will provide a value for the equity of the Company.

DCF Projection Method

	Mar 2011	Mar 2012	Mar 2013	Mar 2014	Mar 2015

Revenues less Discounts and Allowances	311,000	6,000,000	12,000,000	15,000,000	18,750,000
Cost of Goods Sold	202,000	4,200,000	8,400,000	10,500,000	13,125,000
Gross Profit	109,000	1,800,000	3,600,000	4,500,000	5,625,000
Operating Expenses
Depreciation/Amortization	-	8,000	9,000	10,000	11,000
Officers' Compensation	50,000	-	-	-	-
Salaries & Benefits	-	350,000	700,000	875,000	1,200,000
Advertising	10,000	500,000	700,000	730,000	914,000
Office Expense & Utilities	7,000	19,000	20,000	21,000	22,000
Travel & Entertainment	-	72,000	72,000	76,000	80,000
Total Operating Expenses	79,000	1,134,000	1,702,000	1,924,000	2,450,000
Operating Profit	30,000	666,000	1,898,000	2,576,000	3,175,000
Other Income/Expenses	-
Interest Expense	-
Other Income	-
Other Expense	-
	-
Income Before Taxes	30,000	666,000	1,898,000	2,576,000	3,175,000
Income Taxes	5,000	160,000	500,000	1,017,000	1,267,000
Net Income	25,000	506,000	1,398,000	1,559,000	1,908,000
Enter Projected Stream In Dollars	25,000	506,000	1,398,000	1,559,000	1,908,000

Selection of an Appropriate Discount Rate
Since we have selected net income after tax as the income stream to be discounted using this model, the appropriate discount rate is the Company’s cost of equity capital.   This section will develop the cost of equity capital using a build-up method, as was done in the capitalization of earnings method.

The risk-free rate of return includes the investors' required rate of return for the ―riskless use of their funds and a factor for inflation. The rate of return earned on long term U.S. Government bonds is considered a good proxy for the risk-free rate of return. As of March 19, 2010, the date of valuation, the rate of return on a twenty-year U.S. Government Treasury Bond was approximately 4.5%. Therefore, the risk-free rate of return is 4.5%.

The common stock equity risk premium return is the additional rate of return required by investors in the market to compensate them for the additional risk in investing in a stock security as compared to a long term U.S. Government security. In  the Ibbotson Associates' Stocks, Bonds, Bills and Inflation Yearbook, it is shown that, between 1926 and 2008,  the  average  total  returns  earned  on  large  corporate  stocks  has  been approximately 6.7% higher than the average total annual returns for long term U.S.

Highland Global -- Page 23

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Government bonds. Therefore, in developing a discount rate, we added an equity risk premium of 6.7% to the risk-free rate of return.

The same Ibbotson Associates' study indicates that the smallest stocks traded on the New York Stock Exchange (defined as the lower 10th decile, specifically 10z) earned an additional 12.1% premium over the larger stocks traded on the exchange. This small stock premium was added to the risk-free rate of return and the equity risk premium.

In the Ibbotson Associates' Stocks, Bonds, Bills and Inflation Yearbook, the risk of doing business in a particular industry has been calculated using a beta methodology on public companies to determine the risk that a particular industry has. This risk can be greater than the market as a whole (a plus number) or the risk can be less than the market as a whole (a negative number). According to Ibbotson Associates, the industry risk premium is -3.5%, therefore, we included this amount in the buildup of the discount rate.

Investing in a closely-held business involves additional elements of risk which must be compensated by offering a higher rate of return. The additional risk may be from specific risks associated with the company itself. Although there is little empirical evidence to assist the appraiser in determining this subjective risk premium, we have considered the following factors:

1.  The business's financial ratios.
2.  The long term outlook for the subject company's industry.
3.  The depth of the subject company's management.
4.  The degree of competition for the subject business's revenues.
5.  The historical trend in the subject company's after tax earnings.
6.  The geographic region the subject company conducts business in.

After considering the aforementioned factors, it is our opinion that the subjective risk premium for Bella Petrella's Holdings, Inc. should be approximately 16.0%.  We added a 1% premium each for lack of managerial depth and the importance of key personnel in the Company and the attending risk should the current owners become incapacitated.  We also added a 1% risk premium for diversification of product line and stability of the industry/competition in the industry.   We added a 3% premium for the risk associated with the Company’s earnings stability/uncertainty of earnings.   In addition, we added a 3% premium to account for the increases in working capital that would likely be necessary to accommodate the rapid sales expansion over the projection period.  We also added a 3% risk premium associated with earnings margins and the Company’s ability to obtain and maintain those margins.  Finally, we added a 3% premium for financial risk as a willing buyer would likely incur increased leverage in an effort to generate the sales levels anticipated by the discounted cash flow forecast. The other factors discussed above were considered but were determined not to materially increase the specific risk of the Company.   Therefore, no increase in the specific company risk premium was made for the other factors.

Because we have chosen to use an earnings base in our calculation of fair market value, another step in building the discount rate is required. The sum of the aforementioned

Highland Global -- Page 24

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

components equals the discount rate applicable to cash flows. In order to convert the discount rate from a cash flow basis to an earnings basis, it is necessary to estimate the difference between cash flows and earnings. In general, this difference ranges from 0 percent to 6 percent. We selected a conversion factor of 6%.

The result of adding these risk factors is a cost of equity capital of 41.8%.
Based on these figures, the following exhibit shows the calculation for the cost of equity capital, which will be used as the discount rate for Bella Petrella's Holdings, Inc. as of March 19, 2010.

DCF Discount Rate
Cost of equity
Risk-free Rate of Return		4.5%
Common Stock Equity Risk Premium		6.7%
Small Stock Risk Premium		12.1%
Plus/Minus Industry Risk Premium		-3.5%
Company Specific Premium
Depth of Management	1.0%
Importance of Key Personnel	1.0%
Stability of Industry	1.0%
Diversification of Product Line	1.0%
Diversification of Customer Base	0.0%
Diversification/Stability of Suppliers	0.0%
Working Capital	3.0%
Stability of Earnings	3.0%
Earnings Margins	3.0%
Financial Structure	3.0%
Total Company Specific Premium		16.0%
Adjust from Cash Flow Rate to After Tax Earnings Economic Stream		6.0%

Discount Rate			41.8%

Selected Discount Rate			41.8%

Cash Flows to be Discounted
The following exhibit shows the business's estimated projected earnings for the 5 years after the date of valuation discounted to their present values as of March 19, 2010. In addition, the last year's projected earnings were capitalized into a residual value and discounted to its present value as of March 19, 2010. Note that premiums, discounts and excess/non-operating assets are discussed further in another section of this report.

Highland Global -- Page 25

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Projected			Factor At
Forecast	Economic	Growth	41.8%	Terminal	Discounted
Period	Stream	Rate	Disc Rate	Value	Value
2011	25,000	70.522%	17,630
2012	506,000	1924.0%	49.733%		251,651
2013	1,398,000	176.3%	35.073%		490,319
2014	1,559,000	11.5%	24.734%		385,604
2015	1,908,000	22.4%	17.443%		332,811
2016-forever	1,984,320	4.0%	17.443%	5,249,524	915,670

Total Discounted Cash Flows					2,393,685
Less Marketability Discount					20.0%
Sub-Total					1,914,948
Excess/Non-Operating Assets					-
Indicated Value					1,914,948

Selected Value					1,914,900

The shares in the Company are not traded on a free and open market. The data used to determine the discount rate is derived from shares that are actively traded. The degree of marketability, therefore, is significantly different. As such, a discount to reflect the relative lack of marketability of the Company will be needed. This will be addressed in a later section.

Market Methods of Valuation

Direct Market Data Method
Conceptual Basis

Market based valuation methods can use capitalization rates and/or multiples that are extrapolated from transactions involving companies in a similar industry to the subject company to derive the fair market value for a closely business. The theory behind this method is that the marketplace for these businesses determines what price is an acceptable return for the earnings stream, gross revenue, equity or assets within a specific industry and can be used as a proxy for the multiples that a specific company could expect to transact at. When using valuation ratios derived from the public marketplace, the comparability may be limited by differences in location, the nature of the industry, and size of the subject company.

The direct market data method estimates the value of a business based on prices actually paid for comparable  companies.  It  follows  the  simple  mathematical  process  of determining the sales price as a ratio to net revenue, some form of defined earnings, or net book value shown by the comparable sales data and applying these ratio(s) to the respective revenue, earnings or book value of the company being valued.

In estimating the value of the Company using this method, we searched various proprietary  databases  including  the  Institute  of  Business  Appraisers (IBA)  Sales

Transaction Database for similar companies that could be used to estimate value. Such search was conducted utilizing SIC Code 2099. We identified sixteen transactions in the

Confidential Report
Bella Petrella's Holdings, Inc.

Highland Global -- Page 26

Valuation Date: March 19, 2010
Report Date:  June 25, 2010

SIC Code that could be considered comparable sales. The complete transaction data is included below.

Price to Revenue Multiplier

A price to revenue multiplier is commonly used to estimate value of a company when using comparable transactions because such multiple is based on gross revenue (which is generally less subject to manipulation). Most appraisers consider revenue a more comparable measure to utilize when comparing privately-held companies than other measures of company earnings because of the business owner’s tax minimization strategies often employed.

Studies indicate that a price/revenue multiple is considered reliable and statistically valid to utilize. The mean price/revenue multiple for the selected data was 0.58 with a median of 0.49 and a standard deviation of 0.44.  The harmonic mean was 0.37.

We reviewed a number of factors relating to the Company in developing an appropriate price to sales multiple.  The following factors were considered:

Highland Global -- Page 27

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

•	The Company has a limited operating history and minimal sales. This suggests a higher level of risk and, thus, a corresponding lower multiple.

•
The Company does have several large customers with the potential to expand its distribution base.   This suggests a higher multiple.   However, the ability to generate the level of sales anticipated by management is risky and dependent upon obtaining shelf space in large supermarket chains.  This may suggest a lower multiple.

•	The Company owns the recipes for its products and does not utilize the recipes of other manufacturers/bottlers. This suggests a higher multiple.

Based on the above factors, we believe the positive aspects of the Company are balanced with the negative aspects of the Company.   Therefore, we selected a price to revenue multiple of 0.50, which is slightly higher than the median.

The price-to-revenue multiple is applied to the Company’s proxy for revenues, in this case weighted revenues.  As there is greater risk in projecting revenues further out in the projection period, we have elected to use projected revenues for the twelve months ending March 2011 as a proxy.

	Mar	Mar	Mar
	2011	2012	2013

Projected Revenue	311,00	6,000,000	12,000,000
Selected Revenue Base	311,000

Applying the price-to-revenue multiple to the selected revenue base results in a value of the Company on a control basis excluding transactional differences in cash and accounts receivable. Accordingly, the Company’s cash balance is added to this value to determine the fair market value of the Company on an enterprise or invested capital basis.   As the Company did not have any assets other than its recipes at the valuation date, this adjustment is not necessary.   In addition, as the Company had no debt at that time, the value of the enterprise equates to the value of the equity which equates to the value of the goodwill.

The following table summarizes the calculation of the business entity using a price to revenue multiple derived from the IBA data.

Highland Global -- Page 28

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Revenue Base	311,000
P/R Multiple	0.50
Sub-Total	155,500
Adjustment	-
Indicated Value	155,500

Selected Value	155,500

The data from the IBA database is based on transactions of privately held companies whose shares were not actively traded in a free and open market. The transactions, then, were based on non-marketable shares. Therefore, the transaction values intrinsically include an adjustment for their lack of marketability. As a result, this method produces an indication of value on a non-marketable basis.  As such, no further adjustment for lack of Marketability is required.

Highland Global -- Page 29

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

DISCOUNTS, PREMIUM, & NON-OPERATING/EXCESS ASSETS
EXCESS OR NON-OPERATING ASSETS

Excess or non-operating assets are resources held by company that are not required to generate the earnings or cash flows.   There are numerous reasons why these assets are maintained by a company.   The Company did not have any non-operating or excess assets as of the valuation date.

MARKETABILITY DISCOUNT (DISCOUNT FOR LACK OF LIQUIDITY)

Marketability discounts are calculated separately from minority interest discounts and control  premiums.  Marketability  discounts  sometimes  are  needed  because  several approaches to valuation are calculated using comparable sales or discount rates that are based on marketable business interests.

In actual application, the control premium or minority interest discount usually is applied before the marketability discount to determine the fair market value of the business interest on a freely traded basis. Once the marketability discount has been applied, the result is the fair market value of the closely-held business interest.

Subtracting a discount for lack of marketability is the final adjustment normally required when valuing a block of closely-held stock. Because many valuation approaches rely on data generated from securities from the public marketplace, the results are for freely-traded stock. Because closely-held stock is not as freely traded as publicly traded stock, investors will require a discount to compensate them for the closely-held stock's relative illiquidity.

The quantification of the marketability discount usually involves comparing the stock prices of common stocks that are identical except for the fact that one group of stock is classified as restricted stock. Over the past twenty-five years, numerous studies have indicated that the discount for lack of marketability in the public marketplace is approximately 30 percent to 40 percent.   These studies are discussed in more detail below.

United States’ equity markets are the most liquid markets in the world and serve as the benchmark for marketability.   Investors can readily turn an investment in a publicly-traded stock into cash within a matter of days at a known price as quoted on the exchange.   Investors in privately-held companies lack the ability to quickly turn their investment in illiquid shares into cash.  The inability to turn the illiquid interest into cash quickly with minimum transaction costs and with the ability to recognize the expected amount of net proceeds from the sale, due to the absence of an active market for shares in privately-held companies, gives rise to a discount for lack of marketability.  The lack of marketability discount also reflects that significant transaction costs would be necessary to exchange shares of privately-held companies and that these shares are not readily transferable.

There are a number of factors that may affect the marketability of a privately-held company including put rights, dividends or distributions, restrictions on transfers or ownership, size of interest, pool of potential buyers, financial condition and performance,

Highland Global -- Page 30

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

and prospects for going public or being acquired.   The magnitude of the marketability discount for either minority or controlling interests generally depends upon these factors. In addition, minority interests are generally less marketable than controlling interests and require a higher discount for lack of marketability.

Various studies have been conducted to assess the lack of marketability associated with minority interests of closely-held shares.   We will examine the various studies on marketability discounts associated with minority interests.   This will establish levels of marketability discounts that may be used in determining the appropriate marketability discount to apply to the Company.

Results of Studies

Two broad approaches have been taken in determining the lack of marketability discounts for minority interests in closely-held companies.    The two approaches have used publicly-traded securities as the benchmark for this determination.   The two approaches taken are as follows:

•	Restricted Stock Studies—These studies compare the values of restricted stock to the price of unrestricted shares in the same company that are freely traded in an open market.

•
Pre-IPO Studies—These studies compare the prices of shares in privately-held companies that were sold in private placements to the price at which the shares were later offered in initial public offerings.

Details of these studies and their results are provided in the following sections.

Restricted Stock Studies

Restricted stock studies compare the value of freely traded common stock and letter stock, shares with the same attributes as the freely traded shares with the exception of being restricted from sale on the open market for a specified time period, in the same company.  The duration of the restrictions on the letter stock was set at two years by SEC Rule 144, though this holding period was reduced to one year in 1997.   The resulting difference in value between letter stock and the freely traded shares, resulting from the holding period differential, is the implied lack of marketability discount for the restricted stock.   IRS Revenue Ruling 77-287 of 1977 recognizes restricted stock studies as valid empirical evidence for determining lack of marketability discounts for privately-held companies.

The various restricted stock studies and their results are as follows:

•
SEC Institutional Investor Study—The SEC Institutional Investor Study examined restricted stock in 398 publicly-traded companies from January 1, 1966 to June 30, 1969.   The study broke down the transactions into groups based on four criteria:  trading market, type of institutional purchaser, sales of issuer, and earnings of issuer.   The mean  discount  for  the  study  was 25.8%.    Over 50%  of  the nonreporting OTC companies reported discounts over 30%, with an average of 32.6%.

Highland Global -- Page 31

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

•
Gelman Study—Milton Gelman’s study examined transactions of  four mutual fund companies that invested in restricted stock.   The study was conducted from 1968 to 1970 and concluded that the mean discount for the eighty-nine stocks in the study was 33%.

•
Trout Study—Robert Trout also studied mutual fund transactions in restricted stock, though his study’s time frame was 1968 to 1972. Though he increased the number of mutual funds in the study to six, including three of those from the Gelman Study, he reduced the number of transactions in the study to sixty.   This resulted in an average discount of 33.5%.

•
Moroney  Study—Robert  Moroney  also  studied  restricted  stock purchases by mutual funds from 1968 to 1972.  However, he increased the number of mutual funds in the study to ten and increased the number of transactions to 148.  The average discount was 35.6%. Maher Study—J. Michael Mayer studied thirty-three transactions in restricted stock by four mutual funds from 1969 to 1973.  The average discount was 35.4%.

•
Standard  Research  Consultants  Study—William  Pittock  and Charles Stryker’s study examined twenty-eight private placements of restricted stock.  The study examined data from October 1978 to June 1982.  The median discount was 45%.

•	Silber Study—William Silber’s study was based on data of sixty-nine private placements of letter stock between 1981 and 1989. The average discount was 33.8%.

•
FMV Opinions Study—The FMV Opinions, Inc. study analyzed over 100  restricted stock transactions from 1979  to 1992,  though no description of the criteria for the transactions included was provided in the study.  The mean discount of the study was 23%.

•
Management  Planning  Study—Robert  Oliver  and  Roy  Meyers studied restricted stock private placements between 1980 and 1996. The study originally started with 231 transactions listed in Investment Dealers Digest, Private Placement Letter, and Private Equity Week.  Of the 231 transactions, fifty-three did not have registration rights and twenty-seven had registration rights.   The average discount for the
fifty-three transactions without registration rights was 27%.    The average discount for the twenty-seven with registration rights was 12.8%.   The average discount for the entire prescreen group of 231 transactions was 29%.

Highland Global -- Page 32

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

•
Johnson  Study—Bruce  Johnson  studied  seventy-two  private placements of restricted stock from 1991 to 1995.   Four factors that may influence the size of the discount were assessed in the study: positive net income, sales volume, transaction value, and net income strength.  The average discount for the study was 20%.

•
Columbia Financial Advisors Study—Kathryn Aschwald divided the study into two parts—January 1, 1996 to April 30, 1997 and May 1, 1997 to December 31, 1998.  These time periods represent the pre-reduction in the holding period for restricted stock and the post-reduction period.   The first period included twenty-three transactions that resulted in an average discount of 21%.   The second period included fifteen transactions with an average discount of 13%. Ms. Aschwald explains the implications that the decline in discounts in restricted  stock  may  have  upon  the  valuation  of  privately-held companies:

It makes perfect sense that the discounts for restricted securities have generally declined since 1990 as the market (and liquidity) for these securities   has increased due to Rule 144A and the shortening of the restricted stock holding periods beginning April 29, 1997.   Thus, while the newer studies are specifically relevant for determining the appropriate discounts for restricted securities, the studies conducted after 1990 are not relevant for purposes of determining discounts for lack of marketability for privately-held stock, because they reflect the increased liquidity in the market for restricted securities.   Such increased liquidity is not present in privately-held securities.

The restricted stock studies discussed above will be considered in developing an appropriate lack of marketability discount for the Company in a later section.

Pre-IPO Studies

Aside from the restricted stock studies, a number of researchers have conducted studies and updates of marketability discounts by comparing the transaction values of shares in privately-held companies while the company was private and not freely traded to the public offering price.   The difference between the public offering price and the private transaction price was the proxy of the discount for lack of marketability.   The main studies involving private transaction prior to IPOs are discussed below.

Highland Global -- Page 33

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

•
John Emory/Robert W. Baird & Company—John Emory has studied over 2,333 IPO prospectuses to identify 363 qualifying transactions in the nine studies beginning in 1980 and ending in 2000.  The private transactions were observed up to five months prior to the IPO and were generally in two forms—the granting of stock options with an exercise price equal to the stock’s then fair market value or the direct sale of stock.   The average discount has ranged from 42% to 60%.

•
Willamette Management Associates—Willamette’s pre-IPO studies began in response to the need to quantify discounts for lack of marketability.   The researchers examined SEC registration statements for the companies that detailed transactions in the stock up to three years prior to the IPO.  All insider transactions between officers, directors, and employees were eliminated. Only arm’s length transactions were considered.  The prices were adjusted to reflect the change in the companies’ earnings from the time of the private transaction to the time of the IPO.  The prices were also adjusted for changes in the S&P industry average P/E ratios.  The studies, beginning in 1975, have produced marketability discounts ranging from 24.2% to 55.6%.

•
Valuation Advisors—The Valuation Advisors study examined transactions in common stock and options of 336 privately-held companies (mostly new economy/dot com companies) that completed IPOs in 1999.    The data included 679 transactions up to two years prior to the IPO and segregated the data  into  categories  based  on  the length  of  time  between  the  private transaction and the IPO.   The average discount ranged from 32.45% to 77.19%.

The pre-IPO studies discussed above will also be considered in developing an appropriate lack of marketability discount for the Company.

Because each business has its own unique marketability issues, adjustments to this base rate are usually necessary. In order to help quantify the various factors affecting the marketability of a closely-held business, the base marketability discount rate should be increased or decreased based on the following factors:

1.	Restrictions on Transfers.
2.	Amount and consistency of dividends pay out
3.	Prospects of public offering or sale of company.
4.	The existence of a put option.
5.	Existence of a limited market that may be interested in purchasing shares.
6.	The size of the block of stock.
7.	The existence of Buy/Sell agreements.

Highland Global -- Page 34

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

After considering all of the above factors, it is our opinion that a 20.0% discount for lack of marketability is appropriate to apply to the discounted cash flow method and capitalization of earnings method when valuing the Company.

Highland Global -- Page 35

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

SUMMARY OF VALUE CONCLUSIONS

In our valuation analysis of the fair market value of Bella Petrella's Holdings, Inc. as of March 19, 2010, we calculated and analyzed a variety of valuation methods.

The following table reconciles the value indications produced by the two methods, adjusted for any discounts.   The weightings in the table are based on the appraiser’s informed and reasoned judgment with respect to the appropriateness of the methods utilized rather than any purely mathematical or mechanical approach to the process of arriving at the final value indication.   Equal weightings for the income approach and market approach were selected based on the relative merits of each method employed in arriving at an indication of value.   Under the income approach, the capitalization of earnings method and discounted cash flow method were weighted equally.

COE Indicated Value	72,800	1	25%
DCF Indicated Value	1,914,900	1	25%
Market Data P/R Indicated Value	155,500	2	50%
Calculated Weighted Average Conclusion of Value	574,675	4	100%

Selected Conclusion of Value	574,700

VALUE CONCLUSION

Based on our analysis of Bella Petrella's Holdings, Inc. and all of the factors affecting its value, it is our opinion that the fair market value of the 9,761,000 shares acquired by the Client as of March 19, 2010 is $340,000 (Three Hundred Forty Thousand Dollars).

Conclusion Of Total Value	574,700
Total Shares Outstanding	16,505,600
Value Per Share	0.03
Number Of Shares Being Valued	9,761,000
Value of Interest Appraised	339,863

Rounded	340,000

As the Company did not have any material tangible assets at the valuation date, the value estimate arrived herein would equate to the value of the goodwill associated with the acquired interest.   The value of the goodwill could be further allocated to the acquired Company’s recipes and the agreement not to compete dated March 5, 2010 between the Company and Joseph M. Petrella, Jr. (We express no opinion as to the ability to enforce this particular non-compete agreement.)

As any willing buyer contemplated by a fair market value standard or a fair value standard would in all likelihood require a similar non-compete agreement to protect the value of the intangible assets acquired and as restrictive non-compete agreements are

Highland Global -- Page 36

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

typical in nearly all business acquisitions of this nature, it is our opinion that the value of the goodwill would be attributed solely to the Company’s recipes.   In addition, while there is a possibility that the seller could at some undeterminable future point begin a similar business, it is our opinion that such a venture would require considerable time and investment in order to effectively compete or damage the Company’s revenue generating capacity as contemplated by the discounted cash flow projections.  Further, the existence of a consulting agreement with the Company and continued ownership interest in the Company post-acquisition would seem disincentives to break the non-compete and begin competing with the Company.  As such, we believe the probability is low that the seller would engage in this activity.  Thus, we would attribute no value to the agreement not to compete and all of the goodwill value to the recipes of the Company.

Highland Global -- Page 37

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

APPENDIX A:

ASSUMPTIONS & LIMITING CONDITIONS

1.
This report is an appraisal report designed to give an opinion of fair market value. It is not an accounting report, and it should not be relied upon to disclose hidden assets or to verify financial reporting.

2.
HG has accepted the Unaudited and/or financial statements of Bella Petrella's Holdings, Inc. without testing their accuracy or completeness. The accuracy of the financial statements is the sole responsibility of the management of Bella Petrella's Holdings, Inc.

3.
HG has relied on representations made by the owner about the background and history of the business. The management of Bella Petrella's Holdings, Inc. has acknowledged to HG that the information they provided was complete and accurate. However, HG assumes no responsibility for the accuracy of the information provided to us by the business's management.

4.	All facts and data as set forth in this report were obtained from sources considered to be reliable. However, HG assumes no liability for the accuracy of the information provided to us by others.

5.
This valuation report is based upon facts and conditions existing as of the date of valuation.  HG  has  not  considered  subsequent  events.  Unless  specifically requested by the client and agreed upon by HG, we have no obligation to update this report for such events and conditions.

6.
The estimate of value opined to in this report applies only to Bella Petrella's Holdings, Inc. as of March 19, 2010. In addition, our estimate of value is valid only for the purpose of financial reporting.

7.
Certain adjustments, data, and other information and analysis in this report were based upon consideration of information supplied by the Company and its representatives, trade or professional associations or other resources.    This information has been accepted as correct without further verification.  While this information is deemed to be reliable, no representations or warranties are made as such.    HG  expresses  no  opinion  regarding  the  information’s  accuracy  or reliability.

8.
This valuation report and its conclusions are confidential.   Possession of this report, or a copy thereof, does not carry with it the right to publish, copy, reproduce, disclose, or disseminate in any way or by any means all or part of it. Nor may this report be used for any other purpose by anyone other than the client without the previous written consent of HG.

9.
The appraiser(s) is not required to give testimony, in court or otherwise, or be in attendance during any hearings or depositions, with reference to the subject being valued, unless previous arrangements have been made with both the appraiser(s) and HG.

Highland Global -- Page 38

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

10.
This valuation was performed only for the Client and for the purpose stated herein.  This valuation is valid only for the date specified herein.  The report and any other information contained herein are not to be used for any other purpose or by any other party.   Such other use will render the report invalid.   Unauthorized use is strictly prohibited.  The report is subject to the terms and conditions, scope of  engagement,  limitation  and  understanding  set  forth  herein  and  in  the engagement letter between the Client and HG.

11.
 The estimate of fair market value assumes that the Company will operate as a going concern with continuity of qualified and competent management.   The Company would have a materially different value in liquidation.

12.
The valuation only considers facts and conditions that existed as of the valuation date set forth herein.   HG assumes no responsibility for events and factors occurring subsequent to that valuation date that may affect the fair market value estimate herein.   HG has no obligation to update the report to reflect changes in value resulting from events and conditions materializing after the date of the valuation.

13.
HG assumes no responsibility for matters of a legal or tax-oriented nature. Evaluation of any corporate, structural, or legal documents relative to any legal considerations or impact is outside the scope of HG and the appraiser(s). Likewise, tax-oriented considerations or impacts are outside the scope of HG and the appraiser(s).

14.	HG assumes no responsibility for any liability for damages of any kind resulting from reliance on this valuation report by the Client or any other party.

15.
No legal, tax, or accounting opinions are expressed herein.   HG expresses no opinion as to the accuracy or validity of any of the financial information contained in this report as provided by the Company or its representatives or its conformity with generally accepted accounting principles.

16.	HG has not taken any steps to determine if the Company’s financial information departs from generally accepted accounting principles or tax reporting requirements.

17.
No consideration was given to any actual or contingent assets or liabilities other than those shown on the balance sheet of the Company as of the latest financial statement provided to HG.  The report assumes there are no contingent liabilities or any other liabilities of any kind, including pending or threatened lawsuits, environmental or hazardous waste or other matters except those disclosed to HG by the Company or its representatives and noted herein.   All representations and information provided by the Company or its representatives is assumed to be true, accurate, and complete.   HG has made no efforts to independently verify this information.

18.
HG has assumed that the Company is in full compliance with and is not in violation of any federal, state, and local laws and regulations.   The Company’s status in this respect has not been verified by HG.

Highland Global -- Page 39

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

19.
Hazardous substances associated with the Company or its facilities may introduce contingent liabilities that could have an adverse impact upon the value of the Company and its marketability.  HG is not qualified to assess any environmental related liabilities caused by the Company’s operations.   Though environmental liabilities may significantly affect the value of the subject interest, HG in its development of an opinion of value gave no consideration to any known or unknown environmental liabilities.

20.
This report, while performed in the employ of the Client, was prepared on a non-advocacy basis.   While this is also assured to other parties who have been given the right to review the report, HG has no duty to any party other than the Client. All parties other than the Client are considered unintended users.   Therefore, no warranty is expressed or implied to any party other than the Client.   As such, nothing in this report is intended to replace any third party’s independent judgment, due diligence, or decision to seek legal, accounting, or valuation counsel.

21.
HG has assumed that there are neither litigious, regulatory compliance, or other problems nor restrictions or other qualification within the Company’s legal and corporate documents that would have a material impact upon the subject interest. No consideration has been given to any possible effects that any such conditions may have upon the value of the subject interest.

22.
HG makes no representations or warranties that the fair market value at the value date set forth in this report will be accepted by any other third party, at the valuation date or any other future date, including any regulatory or government body federal, state, or local.   A specific buyer may pay above or below the fair market value estimate set forth in this report.  HG has no obligation to update this valuation or its findings for any reason.

23.
The forecasts of revenues, earnings, and other matters are estimates provided by the Company or its representatives or developed in conjunction with HG or developed by HG based on information provided to HG by the Company or its representatives.   Some of these assumptions may not materialize.   Likewise, unanticipated events or circumstances may occur that could have a material impact upon the forecasts and, thus, the value estimate set forth herein.   The variations in the Company’s actual performance from the forecast may bematerial.   HG expresses no opinion and gives no assurance on the likelihood of the Company achieving the forecasts or on the assumptions, representations, or conclusions.

24.
HG has not undertaken a due diligence study of the Company.   Nothing in this report should be construed as having provided a due diligence review of the Company.  The due diligence process may uncover factors not considered in this report and not known to HG.  These factors could have material impact upon the estimate of value set forth in this report.

Highland Global -- Page 40

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

25.
Our valuation is intended to determine fair market value. However, the value resulting from an actual sale or exchange can only be determined by bona fide negotiations between a willing buyer and seller. Accordingly, we assume no responsibility for the inability of a seller or buyer to obtain a purchase price in the amount of our appraised value.

26.
Although we have exerted considerable diligence and applied our best efforts in constructing this document, immaterial anomalies, if any, may arise. Even so, we are confident that our overall conclusion would still fall within a materially consistent conclusion.

27.
While the Client has not informed Highland Global, LLC of any intent to do so, any third parties to whom this report is shown may be assured that this report, while performed in the employ of the Client, was materially prepared on a non-advocacy basis. Any third persons who are not directly associated with the Client and/or the Client’s client and/or professional advisors, however, are cautioned that Highland Global, LLC has no duty to you and, therefore, no warranty is expressed or implied. Nothing in this report is intended to replace your independent sole judgment, due diligence, or decision to seek professional legal, accounting, or valuation counsel.

28.
This report has been prepared solely for the use of the Client and specifically for the purposes set out therein. In accordance with normal practice, we hereby disclaim liability to any other person. Any other person should not rely upon the information and conclusions reached nor should any statement in this report be used for any other purpose without written consent from Bella Petrella's Holdings, Inc..

29.
The statements and opinions given in this report are given in good faith and in the belief that such statements are not false or misleading. In preparing this report we have relied upon information believed to be reliable and accurate provided by the owners, management and advisors of Bella Petrella's Holdings, Inc. and other sources. We have no reason to believe that any material facts have been withheld from us, nor do we warrant that our investigation has revealed all of the matters in which an audit or more extensive examination might disclose.

30.
This report is not to be construed, directly or indirectly, as a recommendation to invest, divest or to lend. It is strictly our independent opinion of the value of the Company for the purpose described herein.

31.	It is assumed that the reader of this report has at least a basic understanding of the subject business’s industry, terminology and operations.

32.	This report is subject to further contingencies, assumptions, and limiting conditions set forth elsewhere in this report.

Highland Global -- Page 41

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

APPENDIX B:

INTERNATIONAL GLOSSARY OF BUSINESS VALUATION TERMS

To enhance and sustain the quality of business valuations for the benefit of the profession and its clientele, the below identified societies and organizations have adopted the definitions for the terms included in this glossary.

The performance of business valuation services requires a high degree of skill and imposes upon the valuation professional a duty to communicate the valuation process and conclusion, in a manner that is clear and not misleading. This duty is advanced through the use of terms whose meanings are clearly established and consistently applied throughout the profession.

If, in the opinion of the business valuation professional, one or more of these terms needs to be used in a manner that materially departs from the enclosed definitions, it is recommended that the term be defined as used within that valuation engagement.

This glossary has been developed to provide guidance to business valuation practitioners by further memorializing the body of knowledge that constitutes the competent and careful determination of value and, more particularly, the communication of how that value was determined.

Departure from this glossary is not intended to provide a basis for civil liability and should not be presumed to create evidence that any duty has been breached.

American Institute of Certified Public Accountants

American Society of Appraisers

Canadian Institute of Chartered Business Valuators National Association of Certified Valuation Analysts

The Institute of Business Appraisers

Adjusted Book Value Method - a method within the asset approach whereby all assets and liabilities (including off-balance sheet, intangible, and contingent) are adjusted to their fair market values.
Adjusted Net Asset Method - see Adjusted Book Value Method. Appraisal - see Valuation.
Appraisal Approach - see Valuation Approach.
Appraisal Date - see Valuation Date.
Appraisal Method - see Valuation Method.
Appraisal Procedure - see Valuation Procedure.
Arbitrage Pricing Theory - a multivariate model for estimating the cost of equity capital, which incorporates several systematic risk factors.

Highland Global -- Page 42

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Asset (Asset-Based) Approach - a general way of determining a value indication of a business, business ownership interest, or security using one or more methods based on the value of the assets net of liabilities.

Beta - a measure of systematic risk of a stock; the tendency of a stock's price to correlate with changes in a specific index.

Blockage Discount - an amount or percentage deducted from the current market price of a publicly traded stock to reflect the decrease in the per share value of a block of stock that is of a size that could not be sold in a reasonable period of time given normal trading volume.

Book Value - see Net Book Value.

Business - see Business Enterprise.

Business Enterprise - a commercial, industrial, service, or investment entity (or a combination thereof) pursuing an economic activity.

Business Risk - the degree of uncertainty of realizing expected future returns of the business resulting from factors other than financial leverage. See Financial Risk.

Business Valuation - the act or process of determining the value of a business enterprise or ownership interest therein.

Capital Asset Pricing Model (CAPM) - a model in which the cost of capital for any stock or portfolio of stocks equals a risk-free rate plus a risk premium that is proportionate to the systematic risk of the stock or portfolio.

Capitalization - a conversion of a single period of economic benefits into value.

Capitalization Factor - any multiple or divisor used to convert anticipated economic benefits of a single period into value.

Capitalization of Earnings Method - a method within the income approach whereby economic benefits for a representative single period are converted to value through division by a capitalization rate.

Capitalization Rate - any divisor (usually expressed as a percentage) used to convert anticipated economic benefits of a single period into value.

Capital Structure - the composition of the invested capital of a business enterprise, the mix of debt and equity financing.

Cash Flow - cash that is generated over a period of time by an asset, group of assets, or business enterprise. It may be used in a general sense to encompass various levels of specifically defined cash flows. When the term is used, it should be supplemented by a qualifier (for example, "discretionary" or "operating") and a specific definition in the given valuation context.

Common Size Statements - financial statements in which each line is expressed as a percentage of the total. On the balance sheet, each line item is shown as a percentage of total assets, and on the income statement, each item is expressed as a percentage of sales.

Control - the power to direct the management and policies of a business enterprise.

Highland Global -- Page 43

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Control Premium - an amount or a percentage by which the pro rata value of a controlling interest exceeds the pro rata value of a non-controlling interest in a business enterprise, to reflect the power of control.

Cost Approach - a general way of determining a value indication of an individual asset by quantifying the amount of money required to replace the future service capability of that asset.

Cost of Capital - the expected rate of return that the market requires in order to attract funds to a particular investment.

Debt -Free - See Invested Capital.

Discount for Lack of Control - an amount or percentage deducted from the pro rata share of value of 100% of an equity interest in a business to reflect the absence of some or all of the powers of control.

Discount for Lack of Marketability - an amount or percentage deducted from the value of an ownership interest to reflect the relative absence of marketability.

Discount for Lack of Voting Rights - an amount or percentage deducted from the per share value of a minority interest voting share to reflect the absence of voting rights.

Discount Rate - a rate of return used to convert a future monetary sum into present value.

Discounted Cash Flow Method - a method within the income approach whereby the present value of future expected net cash flows is calculated using a discount rate.

Discounted Future Earnings Method - a method within the income approach whereby the present value of future expected economic benefits is calculated using a discount rate.

Economic Benefits - inflows such as revenues, net income, net cash flows, etc.

Economic Life - the period of time over which property may generate economic benefits. Effective Date - see Valuation Date.

Enterprise - see Business Enterprise.

Equity - the owner’s interest in property after deduction of all liabilities.

Equity Net Cash Flows - those cash flows available to pay out to equity holders (in the form of dividends) after funding operations of the business enterprise, making necessary capital investments, and increasing or decreasing debt financing.

Equity Risk Premium - a rate of return added to a risk- free rate to reflect the additional risk of equity instruments over risk free instruments (a component of the cost of equity capital or equity discount rate).

Excess Earnings  - that amount of anticipated economic benefits that exceeds an appropriate rate of return on the value of a selected asset base (often net tangible assets) used to generate those anticipated economic benefits.

Highland Global -- Page 44

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Excess Earnings Method - a specific way of determining a value indication of a business, business ownership interest, or security determined as the sum of a) the value of the assets derived by capitalizing excess earnings and b) the value of the selected asset base. Also frequently used to value intangible assets. See Excess Earnings.

Fair Market Value - the price, expressed in terms of cash equivalents, at which property would change hands between a hypothetical willing and able buyer and a hypothetical willing and able seller, acting at arm’s length in an open and unrestricted market, when neither is under compulsion to buy or sell and when both have reasonable knowledge of the relevant facts.

Fairness Opinion - an opinion as to whether or not the consideration in a transaction is fair from a financial point of view.

Financial Risk - the degree of uncertainty of realizing expected future returns of the business resulting from financial leverage. See Business Risk.

Forced Liquidation Value - liquidation value, at which the asset or assets are sold as quickly as possible, such as at an auction.
Free Cash Flow -See Net Cash Flow.

Going Concern - an ongoing operating business enterprise.

Going Concern Value - the value of a business enterprise that is expected to continue to operate into the future. The intangible elements of Going Concern Value result from factors such as having a trained work force, an operational plant, and the necessary licenses, systems, and procedures in place.

Goodwill - that intangible asset arising as a result of name, reputation, customer loyalty, location, products, and similar factors not separately identified.

Goodwill Value - the value attributable to goodwill.

Guideline Public Company Method - a method within the market approach whereby market multiples are derived from market prices of stocks of companies that are engaged in the same or similar lines of business, and that are actively traded on a free and open market.

Income (Income -Based) Approach - a general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more methods that convert anticipated economic benefits into a present single amount.

Intangible  Assets  -  non-physical  assets  such  as  franchises,  trademarks,  patents, copyrights, goodwill, equities, mineral rights, securities and contracts (as distinguished from physical assets) that grant rights and privileges, and have value for the owner.

Internal Rate of Return - a discount rate at which the present value of the future cash flows of the investment equals the cost of the investment.

Intrinsic Value - the value that an investor considers, on the basis of an evaluation or available facts, to be the "true" or "real" value that will become the market value when other investors reach the same conclusion. When the term applies to options, it is the

Highland Global -- Page 45

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

difference between the exercise price or strike price of an option and the market value of the underlying security.

Invested Capital - the sum of equity and debt in a business enterprise. Debt is typically
a) all interest bearing debt or b) long-term interest-bearing debt. When the term is used, it should be supplemented by a specific definition in the given valuation context.

Invested Capital Net Cash Flows - those cash flows available to pay out to equity holders (in the form of dividends) and debt investors (in the form of principal and interest) after funding operations of the business enterprise and making necessary capital investments.

Investment Risk - the degree of uncertainty as to the realization of expected returns.

Investment Value - the value to a particular investor based on individual investment requirements and expectations.

Key Person Discount - an amount or percentage deducted from the value of an ownership interest to reflect the reduction in value resulting from the actual or potential loss of a key person in a business enterprise.

Levered Beta - the beta reflecting a capital structure that includes debt.

Limited Appraisal - the act or process of determining the value of a business, business ownership interest, security, or intangible asset with limitations in analyses, procedures, or scope.

Liquidity - the ability to quickly convert property to cash or pay a liability.

Liquidation Value - the net amount that would be realized if the business is terminated and the assets are sold piecemeal. Liquidation can be either "orderly" or "forced.‖

Majority Control - the degree of control provided by a majority position.

Majority Interest - an ownership interest greater than 50% of the voting interest in a business enterprise.

Market (Market-Based) Approach - a general way of determining a value indication of a business, business ownership interest, security, or intangible asset by using one or more methods that compare the subject to similar businesses, business ownership interests, securities, or intangible assets that have been sold.

Market Capitalization of Equity - the share price of a publicly traded stock multiplied by the number of shares outstanding.

Market Capitalization of Invested Capital - the market capitalization of equity plus the market value of the debt component of invested capital.

Market Multiple - the market value of a company's stock or invested capital divided by a company measure (such as economic benefits, number of customers).

Marketability - the ability to quickly convert property to cash at minimal cost. Marketability Discount - see Discount for Lack of Marketability.

Highland Global -- Page 46

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Merger and Acquisition Method - a method within the market approach whereby pricing multiples are derived from transactions of significant interests in companies engaged in the same or similar lines of business.

Mid-Year Discounting - a convention used in the Discounted Future Earnings Method that reflects economic benefits being generated at midyear, approximating the effect of economic benefits being generated evenly throughout the year.

Minority Discount - a discount for lack of control applicable to a minority interest.

Minority Interest - an ownership interest less than 50% of the voting interest in a business enterprise.

Multiple - the inverse of the capitalization rate.

Net Book Value - with respect to a business enterprise, the difference between total assets (net of accumulated depreciation, depletion, and amortization) and total liabilities as they appear on the balance sheet (synonymous with Shareholder's Equity). With respect to a specific asset, the capitalized cost less accumulated amortization or depreciation as it appears on the books of account of the business enterprise.

Net Cash Flows - when the term is used, it should be supplemented by a qualifier.  See Equity Net Cash Flows and Invested Capital Net Cash Flows .

Net Present Value - the value, as of a specified date, of future cash inflows less all cash outflows (including the cost of investment) calculated using an appropriate discount rate.

Net Tangible Asset Value - the value of the business enterprise's tangible assets (excluding excess assets and non-operating assets) minus the value of its liabilities.

Non-Operating Assets - assets not necessary to ongoing operations of the business enterprise.

Normalized Earnings - economic benefits adjusted for nonrecurring, noneconomic, or other unusual items to eliminate anomalies and/or facilitate comparisons.

Normalized Financial Statements - financial statements adjusted for no operating assets and liabilities and/or for nonrecurring, noneconomic, or other unusual items to eliminate anomalies and/or facilitate comparisons.

Orderly Liquidation Value - liquidation value at which the asset or assets are sold over a reasonable period of time to maximize proceeds received.

Premise of Value - an assumption regarding the most likely set of transactional circumstances that may be applicable to the subject valuation; e.g. going concern, liquidation.

Present Value - the value, as of a specified date, of future economic benefits and/or proceeds from sale, calculated using an appropriate discount rate.

Price/Earnings Multiple - the price of a share of stock divided by its earnings per share. Rate of Return - an amount of income (loss) and/or change in value realized or anticipated on an investment, expressed as a percentage of that investment.

Highland Global -- Page 47

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Redundant Assets - see Non-Operating Assets.

Report Date - the date conclusions are transmitted to the client.

Required Rate of Return - the minimum rate of return acceptable by investors before they will commit money to an investment at a given level of risk.

Residual Value - the value as of the end of the discrete projection period in a discounted future earnings model.

Return on Equity - the amount, expressed as a percentage, earned on a company’s common equity for a given period.

Return on Investment - see Return on Invested Capital and Return on Equity.

Return on Invested Capital - the amount, expressed as a percentage, earned on a company’s total capital for a given period.

Risk-Free Rate - the rate of return available in the market on an investment free of default risk.

Risk Premium - a rate of return added to a risk-free rate to reflect risk.

Rule of Thumb - a mathematical formula developed from the relationship between price and certain variables based on experience, observation, hearsay, or a combination of these; usually industry specific.

Special Interest Purchasers - acquirers who believe they can enjoy post-acquisition economies of scale, synergies, or strategic advantages by combining the acquired business interest with their own.

Standard of Value - the identification of the type of value being used in a specific engagement; e.g. fair market value, fair value, investment value.

Sustaining Capital Reinvestment - the periodic capital outlay required to maintain operations at existing levels, net of the tax shield available from such outlays.

Systematic Risk - the risk that is common to all risky securities and cannot be eliminated through diversification. The measure of systematic risk in stocks is the beta coefficient.

Tangible Assets - physical assets (such as cash, accounts receivable, inventory, property, plant and equipment, etc.).

Terminal Value . see Residual Value .

Transaction Method - see Merger and Acquisition Method.

Unlevered Beta - the beta reflecting a capital structure without debt.

Unsystematic Risk - the risk specific to an individual security that can be avoided through diversification.

Valuation - the act or process of determining the value of a business, business ownership interest, security, or intangible asset.

Highland Global -- Page 48

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

Valuation Approach - a general way of determining a value indication of a business, business ownership interest, security, or intangible asset using one or more valuation methods.

Valuation Date - the specific point in time as of which the valuator's opinion of value applies (also referred to as "Effective Date" or "Appraisal Date").

Valuation Method - within approaches, a specific way to determine value.

Valuation Procedure - the act, manner, and technique of performing the steps of an appraisal method.

Valuation Ratio - a fraction in which a value or price serves as the numerator and financial, operating, or physical data serves as the denominator.

Value to the Owner - see Investment Value.

Voting Control - de jure control of a business enterprise.

Weighted Average Cost of Capital (WACC) - the cost of capital (discount rate) determined by the weighted average, at market value, of the cost of all financing sources in the business enterprise's capital structure.

Highland Global -- Page 49

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

APPENDIX C:

APPRAISER’S QUALIFICATIONS

ROBERT M. CLINGER III, CBA, AVA, LIFA

Robert M. Clinger III, founder and Managing Director of Highland Global, LLC, has strong experience in the fields of business valuation, financial analysis, and strategic advisory services.  At Highland Global, LLC, Mr. Clinger provides strategic planning and financial analysis to senior management of privately owned and family controlled businesses domestically and internationally.  In addition to providing business valuations associated with mergers and acquisitions, Mr. Clinger is actively involved in business valuations of privately held corporations for estate planning/tax purposes.   Highland Global’s projects often involve conducting detailed financial/fundamental analysis and in-depth economic and industry research and analysis with respect to the privately held company as well as preparation of corporate profiles and other appraisal or transaction collateral material.  The scope of this work also includes financial/fundamental analysis, cash flow analysis, and forecasting for merger and acquisition transactions, corporate financings, business plans, etc.

In conducting research associated with valuations or mergers and acquisitions, Mr. Clinger has gained a great deal of insight into a number of industries including:

•	wholesale beer distributorships;	•	development stage biotech;
•	sportswear manufacturers;	•	concrete forming;
•	resort vacation rental companies;	•	assisted living facilities;
•	specialty metal fabricators;	•	janitorial services;
•	private for-profit university;	•	internet service providers;
•	food processing equipment distributor;	•	plastic injection molders;
•	real estate holding companies;	•	contract packaging
•	pool supply companies;	•	specialty heavy construction;
•	Independent full service restaurants;	•	structured cabling infrastructure;
•	stevedoring;	•	insurance agencies;

Mr. Clinger has also written numerous articles regarding economics, valuations, and merger & acquisition issues, including the following:

•	Direct Market Data Method: Value Disparity Issues Part I, March/April 2006 (The Value Examiner of the National Association of Certified Valuation Analysts)
•	Direct Market Data Method: Value Disparity Issues Part II, July 2006 (The Value Examiner)
•	Measuring Value, October 2008
•	Valuation Issues: Brokers vs. Appraisers, November 2008
•	Earnings Assumptions: Common Errors, September 2008
•	Financial Leverage & WACC, September 2008

Highland Global -- Page 50

Confidential Report
Bella Petrella's Holdings, Inc.
Valuation Date: March 19, 2010
Report Date:  June 25, 2010

•	The 7 Deadly Sins of Selling a Business, September 2008
•	State of the Economy, Quarterly/Annually
•	Discount Statistics of Closed-End Funds, Quarterly
•	International Financial Reporting Standards, January 2006
•	Merger & Acquisition Outlook 2006, January 2006
•	Estate Tax Uncertainty, January 2006
•	Comments on Economic Impact of Hurricane Katrina, September 2005
•	Marital Dissolution in South Carolina: A Valuation Conundrum, April 2005
•	Are Marketability Discounts Going Away? March 2005
•	Selling Your Company, January 2005
•	Preparing a Company for a Sale, August 2004
•	Specific Company Risk Premium: A Modern Approach, July 2004

Beyond the various articles and case studies, most of which are available on the Highland Global website (www.HighlandGlobal.com), Mr. Clinger is also the author of two business valuation books, The Seven Deadly Sins of Business Valuation (2005) and The Seven Deadly Sins of Business Valuation:    Closely Held and Family Controlled Companies (2006).

Mr. Clinger earned a Bachelor of Science degree in Business Administration/Finance, summa cum laude, from Coastal Carolina University.    Mr. Clinger received the distinguished  President’s  award  from  Coastal  Carolina  University as  well  as  the Outstanding Student of Finance award.  In April 2000, Mr. Clinger received the Financial Executive Institute Scholar’s Medallion from the Carolina’s Chapter.   Mr. Clinger has earned  the  Accredited  Valuation  Analyst (AVA)  designation  from  the  National Association of Certified Valuation Analysts (NACVA), the Certified Business Appraiser (CBA) designation from the Institute of Business Appraisers (IBA), and the Licensed International Financial Analyst charter from the International Research Association (IRA).

Highland Global -- Page 51